SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

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Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Amanda Ravitz, Assistant Director

RE:	ASML Holding N.V. Form 20-F Filed
February 11, 2015 (File No. 001-33463)

Dear Ms. Ravitz:

On behalf of ASML Holding N.V. (“ASML” or the “Company”), we are writing to respond to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission by letter to Mr. Peter T.F.M. Wennink, dated April 2, 2015, with respect to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “Annual Report”).

Set forth below are the responses to the Staff’s comments, which for the convenience of the Staff have been provided in each case following the text of the comment in the Staff’s letter.

Form 20-F for the year ended December 3, 2014

General

Comment 1:	You disclose that Samsung Electronics Corporation is a customer and owns 3% of your shares through the Customer Co-Investment Program. Samsung’s website

Securities and Exchange Commission

April 14, 2015

provides information about products and sales by Samsung Electronics in Syria and Sudan, countries designated by the U.S. Department of State as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. We are aware of an April 2014 news article reporting that you are the largest supplier of equipment to computer chip makers such as Samsung and Intel. Please tell us whether Samsung Electronics uses your components or technologies in the products it sells in Syria and Sudan. In this regard, please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, if any, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:	ASML designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits (ICs). ASML’s lithography systems are used by IC manufacturers to print complex circuit patterns onto wafers, which are the primary raw material for ICs. ASML’s customers include all of the major IC manufacturers worldwide, including Samsung. ASML supports its customers with applications, service and technical support.

While the Company’s systems are used in an essential step for IC production, its systems are not incorporated or otherwise used in the products of its customers, namely ICs. Rather, ASML’s systems are solely used to print a pattern onto a wafers used to make ICs. ASML does not design, manufacture or supply any of the materials used in any of the ICs that are produced by its customers. As a result, Samsung Electronics does not use any of the Company’s components or technologies in the products it sells.

The Company has not historically had any contacts and does not currently have or anticipate to have contacts with Syria or Sudan, directly or indirectly, including through its subsidiaries or affiliates. The Company does not use any distributors or resellers. In addition, the Company does not provide any products or services, directly or indirectly, to, or have any agreements, commercial arrangements or other contacts with, the governments of Syria or Sudan or entities they control.

Comment 2:	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s

Securities and Exchange Commission

April 14, 2015

reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:	As discussed in the response to comment 1 above, the Company does not have any contacts with Syria or Sudan.

Comment 3:	Please tell us whether any contacts with Syria and Sudan you describe involve technology or components that are dual use, or otherwise have military applications.

Response:	As discussed in the response to comment 1 above, the Company does not have any contacts with Syria or Sudan.

Item 4. Information on the Company, page 14

Comment 4:	We note that on slide 11 of your ASML 2014 Fourth Quarter and 2014 Annual Results available on your website that you present a breakdown of your total net sales by end-use markets, such as Memory, IDM, Foundry and Service & Options. In your future filings, please consider including similar disclosure regarding a breakdown of total revenues by category of activity. Please refer to Item 4.B.2 of Form 20-F. We note in this regard that a significant end-use market for your products is Memory; please include appropriate risk factor disclosure as appropriate, including the volatility that your end-use markets may experience.

Response:	In response to the Staff’s comment, in future filings of its annual reports on Form 20-F, the Company will include in Item 4.B a breakdown of its total net sales by end-use markets, including Memory, IDM, Foundry and Service & Options. The Company notes that its Annual Report included language in the risk factor entitled “We Derive Most of Our Revenues From the Sale of a Relatively Small Number of Products” on page 8 of the Annual Report relating to the volatility of its end-markets, stating that “[v]olatility in the Logic and Memory end-markets as a result of oversupply and undersupply” may result in the Company not receiving anticipated orders during any particular reporting period and that such volatility may result in “quarterly earnings [varying] significantly from quarter to quarter” and may “reduce visibility on future sales.” In future filings, the Company will include additional risk factor disclosure to the extent relevant and material to discuss risks related to particular end-markets to which ASML makes sales.

*****

Securities and Exchange Commission

April 14, 2015

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7072 7183. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7183.

Sincerely,

/s/ James A. McDonald

James A. McDonald

ASML Holding N.V.

De Run 6501

5504 DR, Veldhoven

The Netherlands

Tel: +31 40 268 3000

www.asml.com

April 14, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Amanda Ravitz, Assistant Director

Re:	ASML Holding N.V. Form 20-F Filed
February 11, 2015 (File No. 001-33463)

Dear Ms. Ravitz:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter relating to the Form 20-F for the fiscal year ended December 31, 2014 (the “Filing”) of ASML Holding N.V. (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASML Holding N.V.
/s/ Peter Wennink
By:	Peter Wennink
Chief Executive Officer